Exhibit 99.1

Intchains Group Limited Reports First Quarter 2023 Unaudited Financial Results

SHANGHAI, China, May 24, 2023 /PRNewswire/—Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operating and Financial Highlights

•	Sales volume of ASIC chips was 497,854 units for the three months ended March 31, 2023, representing a decrease of 47.1% from 941,620 units for the same period of 2022.

•	Revenue was RMB26.0 million (US$3.8 million) for the three months ended March 31, 2023, representing a decrease of 83.1% from RMB154.3 million for the same period of 2022.

•	Net income was RMB4.7 million (US$0.7 million) for the three months ended March 31, 2023, representing a decrease of 96.3% from RMB128.3 million for the same period of 2022.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “In the first quarter of 2023, our business performance remained closely tied to the fluctuations of the cryptocurrency market. Due to the price depression of cryptocurrencies, we adjusted the sales prices of our products compared to the same period last year, resulting in a decrease of product gross profit margin from 85.7% for the three months ended March 31, 2022 to 49.1% for the same period of 2023. However, the gross profit margin of this quarter has started to recover when compared to the gross profit margin of 40.6% for the fourth quarter of 2022, which is consistent with the market trends in the overall cryptocurrency industry in the first quarter of 2023. We maintained profitability for this quarter against the backdrop of challenging market conditions. We achieved sales revenue of RMB26.0 million and net income RMB4.7 million for the first quarter of 2023, resulting in a net profit margin of 18.2% for the same period. This is in line with management’s expectations.”

Mr. Ding continued, “We achieved several key milestones in this quarter. We completed our initial public offering on the Nasdaq Capital Market in March 2023. In addition, we initiated our business expansion in Singapore in this quarter by dispatching members of senior management to station in Singapore and entering dialogues with potential local distributors for cooperation. We also discussed market opportunities in Singapore and regulatory trends with local Web 3.0 industry players. Next, we will continue adhering to our established corporate development strategy, actively expanding our efforts in the research and development of our ‘Xihe’ Platform and ‘Wangshu’ Platform as well as other related new products and developing our business in Singapore. We believe that new businesses opportunities in the blockchain field, which are different from current blockchain-based businesses, will gradually emerge in the future. Despite facing near-term macro market uncertainties, We believe that the entire industry has shown signs of recovery. We will keep dedicating ourselves to the blockchain field, paying attention to industry trends and risks and seizing opportunities. We believe our efforts will eventually lead to meaningful progress in the Company’s future business growth.”

First Quarter 2023 Financial Results

Revenue

Revenue decreased by 83.1% to RMB26.0 million (US$3.8 million) for the three months ended March 31, 2023, from RMB154.3 million for the three months ended March 31, 2022. Such decrease was primarily attributable to a broad decline in the cryptocurrency market, which resulted in decreases in the sales volume and average selling price of our ASIC chips that were primarily used in cryptocurrency mining machines.

Cost of Revenue

Cost of revenue decreased by 40.0% to RMB13.2 million (US$1.9 million) for the three months ended March 31, 2023, from RMB22.1 million for the three months ended March 31, 2022, which was in line with the decrease in the sales volume of our ASIC chips.

Operating Expenses

Total operating expenses increased by 43.3% to RMB14.2 million (US$2.1 million) for the three months ended March 31, 2023, from RMB9.9 million for the three months ended March 31, 2022, primarily due to increases in both research and development expenses for the design of ASIC chips and general and administrative expenses.

•

Research and development expenses increased by 68.6% to RMB8.0 million (US$1.2 million) for the three months ended March 31, 2023, from RMB4.7 million for the three months ended March 31, 2022, primarily due to an increase in labor and materials cost for the design of ASIC chips.

•	Sales and marketing expenses increased by 9.8% to RMB1.3 million (US$0.2 million) for the three months ended March 31, 2023, from RMB1.2 million for the three months ended March 31, 2022.

•

General and administrative expenses increased by 23.2% to RMB4.9 million (US$0.7 million) for the three months ended March 31, 2023, from RMB4.0 million for the three months ended March 31, 2022, primarily due to an increase in labor cost and professional expenses, partially offset by a decrease in taxes surcharges.

Interest Income

Interest income increased by 79.1% to RMB3.5 million (US$0.5 million) for the three months ended March 31, 2023, from RMB2.0 million for the three months ended March 31, 2022, primarily attributable to an increase in our average cash balance.

Other Income

Our other income decreased by 54.3% to RMB4.1 million (US$0.6 million) for the three months ended March 31, 2023, from RMB9.0 million for the three months ended March 31, 2022, primarily due to a decrease in government grants we received from local government. The government grants were granted to us to support qualified projects of IC industry with no repayment obligations.

Net Income

As a result of the foregoing, net income decreased by 96.3% to RMB4.7 million (US$0.7 million) for the three months ended March 31, 2023, from RMB128.3 million for the three months ended March 31, 2022.

Basic and Diluted Net Earnings Per Ordinary Share

Basic and diluted net earnings per ordinary share decreased by 96.4% to RMB0.04 (US$0.01) for the three months ended March 31, 2023 from RMB1.09 for the three months ended March 31, 2022. Each ADS represents two of the Company’s class A ordinary shares.

Conference Call Information

The Company’s management team will hold a conference call to discuss its at 9:00 P.M. U.S. Eastern Time on May 24, 2023 (9:00 A.M. Beijing Time on May 25, 2023) to discuss the financial results. Details for the conference call are as follows:

Date:	May 24, 2023

Time:	9:00 P.M. U.S. Eastern Time

International:	1-412-902-4272

United States Toll Free:	1-888-346-8982

Conference ID	Intchains Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until May 31, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 5921555.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://intchains.com/

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance ASIC chips and ancillary software and hardware for blockchain applications. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, which are the major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance ASIC chips that have high computing power and superior power efficiency as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” Platform, which allows the Company to develop a wide range of ASIC chips with high efficiency and scalability. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB6.8676 on the last trading day of the first quarter (March 31, 2023). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Email: ir@intchains.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	712,231	762,210	110,986
Inventories, net	77,782	83,819	12,205
Prepayments and other current assets	41,968	19,515	2,841

Total current assets	831,981	865,544	126,032
Property, equipment, and software, net	6,965	6,242	909
Right-of-use assets	1,329	1,093	159
Prepayments on long-term assets	112,856	112,856	16,433

Total non-current assets	121,150	120,191	17,501

Total assets	953,131	985,735	143,533

Current Liabilities:
Accounts payable	2,903	1,145	167
Contract liabilities	6	4	1
Income tax payable	2,239	927	135
Lease liabilities	972	820	119
Provision for warranty	223	195	28
Accrued liabilities and other current liabilities	12,855	10,564	1,538

Total current liabilities	19,198	13,655	1,988
Non-Current Liabilities:
Deferred tax liabilities	42	5	1
Lease liabilities	294	207	30

Total non-current liabilities	336	212	31

Total liabilities	19,534	13,867	2,019

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 117,647,000 and 119,876,032 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	144,577	178,217	25,950
Statutory reserve	47,478	48,072	7,000
Accumulated other comprehensive loss	—	(107)	(16)
Retained earnings	741,542	745,686	108,580

Total equity	933,597	971,868	141,514

Total liabilities and shareholders’ equity	953,131	985,735	143,533

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months Ended March 31,
	2022	2023

	RMB	RMB	US$
Products revenue	154,304	26,030	3,789
Cost of revenue	(22,056)	(13,244)	(1,928)

Gross profit	132,248	12,786	1,861
Operating expenses:
Research and development expenses	(4,743)	(7,995)	(1,164)
Sales and marketing expenses	(1,162)	(1,276)	(186)
General and administrative expenses	(4,010)	(4,939)	(720)

Total operating expenses	(9,915)	(14,210)	(2,070)
Income/(loss) from operations	122,333	(1,424)	(209)
Interest income	1,976	3,540	516
Interest expense and guarantee fee	(22)	(12)	(2)
Foreign exchange (loss)/gains, net	(188)	61	9
Other income	8,995	4,110	598

Income before income tax expenses	133,094	6,275	912
Income tax expense	(4,773)	(1,539)	(224)

Net Income	128,321	4,736	688
Foreign currency translation adjustment	—	(107)	(16)

Total comprehensive income	128,321	4,629	672
Weighted average number of shares used in per share calculation
— Basic and diluted	117,647,000	117,921,301	117,921,301
Net earnings per share
— Basic and diluted	1.09	0.04	0.01